UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 04)*

BLACKROCK LONG-TERM MUNICIPAL ADVANTAGE TRUST
(Name of issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
(Title of Class of Securities)

09250B202
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate
Center 100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2024
(Date of Event Which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09250B202

1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
380

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
380

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
380

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D

CUSIP No. 09250B202
1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
co

SCHEDULE 13D

CUSIP No. 09250B202
1	NAMES OF REPORTING PERSONS
BofA Securities, Inc. 47-4921463

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
380

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
380

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
380

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

Item 1.	Security and Issuer

This Amendment No. 4 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated October 29, 2015 and filed with the SEC on November 6, 2015 (as amended to the date hereof, the “Original Schedule 13D”) for Bank of America Corporation ("BAC") and Bank of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Variable Rate Demand Preferred Shares ("VRDP Shares") of BlackRock Long-Term Municipal Advantage Trust (the "Issuer").

This Amendment is being filed to report a change in the Reporting Persons' ownership percentage of the Issuer as a result of an automatic tender of the Reporting Persons’ 760 VRDP Shares (CUSIP No. 09250B202). BofA Securities, Inc. (“BOFAS”) has purchased a portion of these shares in its capacity as market maker in the VRDP shares.

The Reporting Persons are currently analyzing their additional trading activity in securities of the Issuer and expect to file another Schedule 13D amendment as promptly as reasonably practicable once that analysis is complete.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"The 760 VRDP Shares (CUSIP No. 09250B202) held by BAPFC were automatically tendered on November 14, 2024 for a price of $100,000 per share (the "Transaction") and as a result of the Transaction, BAPFC no longer own any VRDP Shares (CUSIP No. 09250B202) of the Issuer. BOFAS has purchased a portion of these shares in its capacity as market maker in the VRDP shares.

Item 4	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"As a result of the Transaction, the BAPFC no longer own any VRDP Shares (CUSIP No. 09248L502). BOFAS has purchased a portion of these shares in its capacity as market maker in the VRDP shares."

Item 5.	Interest in Securities of the Issuer

Paragraph (c), (d) and (e) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
“(c) The reporting persons have affected the following transactions in VRDP shares.

TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
11/14	BUY	760 Shares	76,000,000	OTC
11/14	SELL	380 Shares	38,000,000	OTC

(d) Not applicable.
(e) On November 14, 2024, as a result of the Transaction, BAPFC ceased to be the beneficial owner of more than five percent of the class of securities."

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2024.

BANK OF AMERICA CORPORATION

By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation

Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation

Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation

Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation

Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation

James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation

Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation

Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation

Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International

Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation

Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation

Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation

D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation

Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation

Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation

Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.

Sharon L. Allen	Director	Former Chairman, Deloitte LLP

Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.

Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc

Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.

Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President, and Chief Executive Officer of DIRECTV

Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited

Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association

James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association

Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association

Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association

Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association

John B. Sprung	Director	Corporate Director

David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

The following sets forth the name and present principal occupation of each executive officer and director of BofA Securities, Inc.  The business address of each of the executive officers and directors of BofA Securities, Inc. is One Bryant Park, New York, NY 10036.

Name	Position with BofA Securities, Inc.	Principal Occupation
Soofian J. Zuberi	Chairman of the Board, Chief Executive Officer and Director	Managing Director; Head of Global Equities

Laura Chepucavage	Director	Managing Director; Head of Global Financing & Futures, Global Rates and Counterparty Portfolio Mgmt

Sarang R. Gadkari	Director	Managing Director; Co-Head of Global Capital Markets

Matthew C. McQueen	Director	Managing Director; Head of Global Mortgages & Securitized Products and Municipal Banking & Markets

Faruqe Alam	Chief Financial Officer	Managing Director; BofA Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith CFO, Broker Dealer Legal Entity Controller

Glen A. Rae	Chief Legal Officer	Deputy General Counsel & Managing Director; Legal Executive

Joseph A. Guardino	Chief Operations Officer and Managing Director	Managing Director; Equities Operations, Client Service, EMEA & AMRS Branch Operations and LATAM & Canada Operations

Kashyap Bhatia	Chief Compliance Officer/ Broker-Dealer; Co-Chief Compliance Officer/Futures Commission Merchant	Managing Director; Global Markets Compliance and Operational Risk Executive

Edward McLaren	Chief Compliance Officer/Futures Commission Merchant and Managing Director	Managing Director; Compliance and Operational Risk Executive

Claire Bliss	Chief Compliance Officer/Registered Investment Advisor	Managing Director; Compliance and Operational Risk Executive

Manami Ishii	Treasurer and Managing Director	Director; Sr Asset Liability Manager, The CFO Group

Luigi Ricciardi	Anti-Money Laundering Compliance Officer	Director; Global Financial Crimes Executive I

SCHEDULE II

LITIGATION SCHEDULE

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. ("BofA Securities," successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.